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        NOVARTIS COMPLETES TENDER OFFER FOR SYSTEMIX, INC.


NEW YORK, NY and BASEL, SWITZERLAND, February 18, 1997 -- Novartis announced today that it had completed its tender offer for all outstanding shares of SyStemix, Inc.

The tender offer expired as scheduled at 12:00 midnight, New York City time, on Friday, February 14, 1997. Based on a preliminary count, 4,711,319 shares of SyStemix common stock were tendered and accepted for payment, representing approximately 98.2% of the outstanding shares held by persons other than Novartis and its affiliates.

SyStemix will merge with Novartis Biotech Holding Corp., a wholly owned subsidiary of Novartis, as soon as practicable. As a result of the merger, Novartis will own 100% of SyStemix. SyStemix shares which were not tendered into the offer will be cancelled and converted automatically into the right to receive USD 19.50 per share in cash.

SyStemix, Inc., based in Palo Alto, California, is a biotechnology company leading in the development of therapies for major disorders of the blood and the immune system based on the use of isolated, expanded and gene-modified human hematopoietic stem cells.

Headquartered in Basel, Switzerland, Novartis is a world leader in Life Sciences, committed to the research and development of innovative products and services. In 1995, its annual investment in healthcare research and development was more than CHF 2 billion, the largest in the healthcare industry.